Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provide information that management believes is relevant to an assessment and understanding of our results of operations and financial condition. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2023, Unaudited Interim Condensed Consolidated Statements of Income and Statements of Comprehensive Income and Statements of Shareholders' Equity for the three and six months ended June 30, 2023, Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2023, and Notes to the Condensed Consolidated Financial Statements thereto included elsewhere in this Form 6-K, and our audited consolidated financial statements and the related notes and other information for the year ended December 31, 2022 included in our Form F-1 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) under the Securities Act of 1933 on July 28, 2023 (the “Form F-1”).

Cautionary Note Regarding Forward Looking Statements

Some information in this Form 6-K may contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended), that reflect our current views with respect to, among other things, future events and our future business, financial condition, results of operations and prospects. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not statements of historical fact, and are based on current expectations, estimates and projections about our industry as well as certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, which you should consider and read carefully, including but not limited to:

•	our ability to maintain and strengthen our brands to generate and maintain ongoing demand for our products;

•	our ability to commercialize a continuing stream of new products and line extensions that create demand;

•	our ability to effectively manage our future growth;

•	general economic conditions and the level of discretionary consumer spending;

•	our ability to expand into additional consumer markets;

•	our ability to maintain product quality and product performance at an acceptable cost;

•	our ability to compete with existing and new competitors in our markets;

•	problems with, or loss of, our supply chain or suppliers, or an inability to obtain raw materials;

•	the risks associated with doing business globally;

•	inflation, changes in the cost or availability of raw materials, energy, transportation and other necessary supplies and services;

•	our ability to hire, integrate and retain highly skilled personnel;

•	our ability to maintain, protect and enhance our intellectual property;

•	our ability to securely maintain consumer and other third-party data;

•	our ability to comply with ongoing regulatory requirements;

•	the increased expenses associated with being a public company;

•	our status as a “controlled company” within the meaning of the rules of NYSE;

•	our ability to achieve some or all of the anticipated benefits of the separation; and

•	the other risks and uncertainties described under “Risk Factors” in our Form F-1 as filed with the SEC under the Securities Act of 1933 on July 28, 2023.

This list of factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Form 6-K. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Form 6-K, and our future levels of activity and performance, may not occur and actual results could differ materially and adversely from those described or implied in the forward-looking statements. As a result, you should not regard any of these forward-looking statements as a representation or warranty by us or any other person or place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

In addition, statements that contain “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Form 6-K. While we believe that this information provides a reasonable basis for these statements, this information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. We qualify all of our forward-looking statements by the cautionary statements contained in this section and elsewhere in this Form 6-K.

Overview

SharkNinja is a global product design and technology company that creates innovative 5-star rated lifestyle solutions for consumers around the world. We have built two billion-dollar brands that drive strong growth and innovation across the 28 sub-categories in which we compete today. We have a proven track record of entering and establishing leadership positions by disrupting the market across household product categories, including Cleaning, Cooking, Food Preparation and Other, which includes Home Environment and Beauty.

Our success is centered around our advanced engineering and innovation capabilities coupled with our deep understanding of consumer needs. We relentlessly seek to deliver innovative home appliances at compelling value in order to delight consumers. Our continued growth in sales and increasing market share demonstrate that our products deliver lifestyle solutions that meet our consumers’ evolving needs and desires.

We drive high brand engagement through our dynamic approach to solutions-driven storytelling in categories that we believe have not been historically known for high engagement. This solutions-driven approach focuses on educating the consumer on our innovative solution to a consumer problem that makes their experience more efficient and more enjoyable. Our differentiated storytelling complements our innovative products across a variety of channels, including in-store, online, on television and across social media. This approach engages current and new consumers, fueling demand for our solutions across a variety of categories. Utilizing this strategy, we have built a global community of passionate brand ambassadors who we believe value our innovation, quality and performance.

We sell our products using an omnichannel distribution strategy that consists primarily of retail and direct-to-consumer (“DTC”) channels. Our retail channel covers brick-and-mortar retailers, e-commerce platforms and multichannel retailers, which, in turn, sell our products to the end consumers. Some of the largest retailers we sell to include Walmart, Amazon, Target and Best Buy, as well as a significant number of independent retailers. Our DTC channel covers sales directly to consumers through our websites. The goal of our omnichannel distribution strategy is to be the most prominent and relevant brand wherever our consumers choose to shop.

We have built an agile and efficient supply chain over time and have made significant investments to optimize manufacturing and sourcing. Our supply chain infrastructure harnesses three differentiating factors: (i) long-standing factory partnerships that allow us to rapidly develop and produce our products, (ii) factory flexibility that allows us to incorporate insights and adapt at any stage of the production process and (iii) our volumes and long-term strategic partnerships with key shippers allow us to attain competitive inbound freight rates, even when the market is constrained. We have also made significant investments in local talent to help oversee the production process and ensure that our manufacturers’ products meet our strenuous quality standards.

Key Factors Affecting Our Performance

We believe that our performance and results of operations have been and will continue to be, affected by a number of factors, including those described below and in the “Risk Factors” included in our Form F-1 filed on July 28, 2023.

Continued Product Innovation in Existing Categories and New Adjacent Categories

Our future growth depends, in part, on our ability to introduce new and enhanced products in our existing categories and enter adjacent categories. The success of our new products depends on many factors, including finding innovative solutions to consumer problems, differentiating our products from those of our competitors, obtaining protection for our intellectual property and anticipating consumer trends. By introducing new products, we appeal to a broader range of consumers, which expands our use cases and increases our presence in underserved or untapped markets. To continue with our rapid pace of innovation, we will need to continue to invest in R&D to enhance our product offerings. We believe that our consumer insight capabilities and robust in-house R&D teams, with dedicated engineering and development experts around the globe, enables us to maintain a product pipeline several years into the future. We are relentlessly focused on staying at the forefront of our product categories while entering new adjacent categories through our continuous innovation and ever-evolving consumer insights.

Ability to Attract and Retain Consumers and Increase Consumer Engagement

We believe that we are still in the early stages of growth across our markets and that we can significantly grow our consumer base and the number of our products per household. Our performance will depend on our continued ability to retain existing consumers and attract new consumers to purchase products across our portfolio, which is reliant on us maintaining consumer loyalty and satisfaction. Consumer engagement with our brands is integral to the continued growth and success of our business. We have strategically invested and will continue to invest, significant time and resources towards our marketing initiatives, including long-form advertising to the latest social media platforms, that educate consumers, highlight our quality and value, inspire conversion in-store and online. We have also invested and expect to continue to invest, in our ability to glean consumer insights from a variety of sources, including direct and indirect interactions with consumers and consumer reviews of our products. We believe that continued interactions with consumers allow us to understand their needs and desires, enhancing our product storytelling and inspiring purchases.

Continued Geographic Expansion Within Existing and New International Markets

We believe our ability to expand within existing international markets and enter new international markets will continue to play an integral role in our future growth. We have cultivated our presence in international markets for years, accumulating experience and local resources while building long-term, in-depth cooperation with key retailers. Our ability to grow our business in new international markets will depend on factors such as our marketing efforts, continued consumer satisfaction with our products and understanding consumer preferences in different markets. International expansion may require us to invest in sales and marketing, infrastructure and personnel. As we scale in new markets, we anticipate that we will leverage our existing relationships with key international retail partners and build partnerships with new retailers.

Ability to Manage Costs and Inventory

Our results of operations are affected by our ability to manage our manufacturing and supply costs effectively. Our product costs vary based on the category, level of technological innovation and complexity, as well as the arrangements with our manufacturing partners and the input costs they face. We have continuously expanded our supplier base as we have expanded into new categories and geographies. We ensure that we are multi-sourced across high-volume products to ensure sufficient product supply. Our supply chain remains highly agile with competitive bidding to secure favorable pricing, allowing us to offer greater value to our consumers. Further, we generally have long-standing relationships with our key suppliers that have solidified our supply chain infrastructure and enabled us to source our products effectively.

Continued Execution of Our Omni-channel Strategy

Since our inception, we have relentlessly focused on meeting our consumers where they shop. Our omnichannel strategy has continued to evolve as consumer shopping habits have evolved. We have established credibility through key retail channels, built numerous years’ worth of trust with leading retailers and have had success in our DTC channel, allowing us to gain deeper consumer insights. We have also invested and expect to continue to invest, in growing our teams of sales representatives to keep pace with increasing consumer demand and expand our relationships with both brick-and-mortar and online retailers. Our ability to execute this strategy will depend on various factors such as retailer satisfaction with the sales and profitability of our products, our ability to continue to innovate and our ability to maintain and expand the number of categories in which we are a category captain at key retailers.

Economic Conditions and Seasonality

Demand for our products is impacted by various economic factors that affect our consumers, such as consumer confidence, demographic trends, employment levels, inflation and other economic factors. These factors may influence the extent to which consumers purchase small household appliances. We believe that small appliances, such as our product offerings, are less cyclical than large appliances, which are typically more expensive and involve less frequent purchases by consumers. We also believe that consumers are attracted to our products because of the potential to save money; for instance, purchasing a Ninja Coffee Maker or Foodi Oven enables consumers to reduce spend on coffee and food away from home. In addition, we believe that our net sales include a seasonal component. We expect our net sales to be highest in our third and fourth quarters as retailers are buying products in advance of the holiday season and our online retail and DTC sales, in particular, increase during the holiday season. We expect this seasonality to continue to be a factor in our results of operations.

Key Components of Results of Operations

Net Sales

We offer a broad range of products that span 28 sub-categories primarily within small household appliances. We generate net sales from product sales to retailers, both brick-and-mortar and online, as well as through DTC sales and distributors. We recognize sales upon transfer of control of products to retailers, consumers and distributors, net of returns, discounts and allowances provided to retailers and funding provided to retailers for promotions and advertising of our products. Control is generally transferred upon shipment or delivery of the products, depending on shipping terms. Net sales are impacted by the effect of foreign exchange rates, competition, consumer spending habits and general economic conditions.

We disaggregate the net sales of our products across four categories:

•	Cleaning Appliances, which includes corded and cordless vacuums, including handheld and robotic vacuums, as well as other floorcare products including steam mops and wet/dry cleaning floor products;

•	Cooking and Beverage Appliances, which includes air fryers, multi-cookers, outdoor and countertop grills and ovens, coffee systems, carbonation, cookware, cutlery, kettles, toasters and bakeware;

•	Food Preparation Appliances, which includes blenders, food processors, stand mixers, ice cream makers and juicers; and

•	Other, which includes beauty appliances such as hair dryers and stylers, home environment products, such as air purifiers, humidifiers and garment care products.

Gross Profit and Gross Margin

Gross profit reflects net sales less the cost of sales. Cost of sales primarily consists of the purchase cost of our products from third-party manufacturers, inbound freight costs, tariffs, product quality testing and inspection costs, the costs associated with receiving inventory into our warehouses, depreciation on molds and tooling that we own, warranty costs, damages, obsolescence and shrinkage costs and allocated overhead, including the service fee paid to JS Global for supply chain services.

We calculate gross margin as gross profit divided by net sales. Gross margin is generally impacted by changes in channel mix since our DTC sales usually generate a higher gross margin than sales to retailers and distributors. Additionally, gross margin is also impacted by product category mix, changes in foreign currency fluctuations, changes in tariff policies, fluctuations in inbound freight costs and fluctuations in commodity and component costs.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing and general and administrative expenses. Advertising expenses are the most significant component of our operating expenses and consist of television advertising as well as digital advertising. Personnel-related expenses are the second most significant component of operating expenses and consist of salaries and bonuses, share-based compensation and employee benefit costs. Our operating expenses also include allocated overhead. Overhead costs that are not substantially dedicated for use by a specific functional group are allocated based on headcount. Allocated overhead costs include shared costs associated with facilities, including rent and utilities, information technology and related personnel and depreciation of property and equipment. We expect our operating expenses to increase on an absolute dollar basis for the foreseeable future as we continue to increase investments to support our growth including through increasing staff levels, expanding research and development and greater marketing activities. We also anticipate increased administrative and compliance costs as a result of becoming a public company.

Research and Development

Research and development costs primarily consist of salaries and related costs for our engineering and product development personnel responsible for the design, development and testing of our products, contractors and consulting expenses, the cost of components and test equipment used for product, tooling and prototype development, prototype expenses, overhead cost and amortization of intangible assets related to patents and amortization expenses related to capitalized development software.

Sales and Marketing

Sales and marketing expenses primarily consist of advertising, marketing and other brand-building costs, salaries and associated expenses for sales and marketing teams, shipping and fulfillment costs, including costs for third-party delivery services and shipping materials, overhead cost, amortization expenses of intangible assets related to customer relationships and depreciation expenses.

General and Administrative

General and administrative expenses primarily consist of salaries and associated costs for finance, legal, human resources, information technology and administrative functions, third-party professional service fees for external legal, accounting and other consulting services, depreciation expenses and overhead costs.

In future periods, we expect to incur additional general and administrative expenses as a result of operating as a public company, including expenses to comply with the rules and regulations of the SEC and the listing rules of NYSE, as well as higher expenses for corporate insurance, director and officer insurance, investor relations and professional services.

Interest Expense, Net

Interest expense, net of any interest earned on our cash and cash equivalents and restricted cash, primarily consists of interest on our borrowings, including our term loan facility. See “—Liquidity and Capital Resources—Indebtedness.”

Other Expense, Net

Other expense, net primarily consists of gains and losses on foreign currency transactions, equity method investments and foreign currency forward contracts. See “—Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Risk.”

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes in the United States and other foreign jurisdictions in which we conduct our business.

Results of Operations

The following table sets forth our selected condensed consolidated statements of income information for each of the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2023	2022	2023	2022
Net sales	$950,312	$778,197	$1,805,594	$1,587,823
Cost of sales	553,391	486,730	1,008,130	944,430
Gross profit	396,921	291.467	797,464	643,393
Operating expenses:
Research and development(1)	61,014	54,016	119,739	105,987
Sales and marketing(1)	208,316	146,641	360,436	272,182
General and administrative(1)	71,959	54,711	139,027	106,736
Total operating expenses	341,289	255,368	619,202	484,905
Operating income	55,632	36,099	178,262	158,488
Interest expense, net	(7,031)	(6,078)	(15,520)	(10,082)
Other expense, net	(32,670)	(6,965)	(35,450)	(10,874)
Income before income taxes	15,931	23,056	127,292	137,532
Provision for income taxes	3,995	6,561	28,260	32,126
Net income	$11,936	$16,495	$99,032	$105,406

(1)     Includes share-based compensation as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2023	2022	2023	2022
Research and development	$840	$585	$1,070	$1,406
Sales and marketing	411	79	512	336
General and administrative	1,066	1,212	1,583	2,704
Total share-based compensation	$2,317	$1,876	$3,165	$4,446

The following table sets forth our selected condensed consolidated statements of income information as a percentage of our total net sales for each of the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Net sales	100%	100%	100%	100%
Cost of sales	58.2	62.5	55.8	59.5
Gross profit	41.8	37.5	44.2	40.5
Operating expenses:
Research and development	6.4	6.9	6.6	6.7
Sales and marketing	21.9	18.8	20.0	17.1
General and administrative	7.6	7.0	7.7	6.7
Total operating expenses	35.9	32.7	34.3	30.5
Operating income	5.9	4.8	9.9	10.0
Interest expense, net	(0.7)	(0.8)	(0.9)	(0.6)
Other expense, net	(3.5)	(1.0)	(2.0)	(0.7)
Income before income taxes	1.7	3.0	7.0	8.7
Provision for income taxes	0.4	0.9	1.5	2.1
Net income	1.3%	2.1%	5.5%	6.6%

Comparison of the Three Months Ended June 30, 2023 and 2022

Net Sales

	Three Months Ended June 30,
($ in thousands, except %)	2023	2022	$ Change	% Change
Net sales	$950,312	$778,197	$172,115	22.1%

Our net sales increased by $172.1 million, or 22.1%, for the three months ended June 30, 2023, compared to the three months ended June 30, 2022. The increase in net sales resulted primarily from strong sales of recently launched products in the outdoor cooking and beauty categories.

Net sales in our product categories were as follows:

	Three Months Ended June 30,
($ in thousands, except %)	2023	2022	$ Change	% Change
Cleaning Appliances	$413,797	$411,227	$2,570	0.6%
Cooking and Beverage Appliances	343,050	204,028	139,022	68.1%
Food Preparation Appliances	143,376	137,687	5,689	4.1%
Other	50,089	25,255	24,834	98.3%
Total net sales	$950,312	$778,197	$172,115	22.1%

•	Cleaning Appliances net sales increased by $2.6 million, or 0.6%, to $413.8 million in the three months ended June 30, 2023, compared to $411.2 million for the three months ended June 30, 2022. The increase was driven by growth in the multi-floorcare sub-category and by new product innovation. This increase was partially offset by softness in the North America market, specifically in corded vacuums as consumers shifted towards cordless.

•	Cooking and Beverage Appliances net sales increased by $139.0 million, or 68.1%, to $343.1 million in the three months ended June 30, 2023, compared to $204.0 million for the three months ended June 30, 2022. This increase was driven by growth in Europe, specifically in the United Kingdom, where we further strengthened our leading market position. Our global growth was also supported by the full quarter of sales of our outdoor grill that launched in the second half of 2022, which continues to perform well across the US and European markets.

•	Food Preparation Appliances net sales increased by $5.7 million, or 4.1%, to $143.4 million in the three months ended June 30, 2023, compared to $137.7 million for the three months ended June 30, 2022 driven by strong sales from our ice cream makers.

•	Other net sales increased by $24.8 million, or 98.3%, to $50.0 million in the three months ended June 30, 2023, compared to $25.3 million for the three months ended June 30, 2022. This increase was driven by continued strength of the Shark FlexStyle, our new product launch in the beauty category, at the end of 2022.

Gross Profit and Gross Margin

	Three Months Ended June 30,
($ in thousands, except %)	2023	2022	$ Change	% Change
Gross profit	$396,921	$291,467	$105,454	36.2%
Gross margin	41.8%	37.5%

Our gross profit increased by $105.5 million, or 36.2%, for the three months ended June 30, 2023, compared to the three months ended June 30, 2022.

Our gross margin increased by 430 basis points for the three months ended June 30, 2023, compared to the three months ended June 30, 2022. The increase in gross margin was primarily attributable to cost tailwinds, including lower average inbound freight on major shipping lanes. We also drove strong sales through our higher margin DTC channel, specifically in the beauty category.

Operating Expenses

	Three Months Ended June 30,
($ in thousands, except %)	2023	2022	$ Change	% Change
Research and development	$61,014	$54,016	$6,998	13.0%
Percentage of net sales	6.4%	6.9%
Sales and marketing	$208,316	$146,641	$61,675	42.1%
Percentage of net sales	21.9%	18.8%
General and administrative	$71,959	$54,711	$17,248	31.5%
Percentage of net sales	7.6%	7.0%
Total operating expenses	$341,289	$255,368	$85,921	33.6%
Percentage of net sales	35.9%	32.7%

Research and Development

Research and development expenses increased by $7.0 million, or 13.0%, for the three months ended June 30, 2023, compared to the three months ended June 30, 2022. This increase was primarily attributable to an increase of $5.4 million in personnel-related expenses driven by increased headcount to support new product categories and new market expansion. The remainder of the overall increase, which amounted to $1.6 million, was attributable to other miscellaneous expenses.

Sales and Marketing

Sales and marketing expenses increased by $61.7 million, or 42.1%, for the three months ended June 30, 2023, compared to the three months ended June 30, 2022. This increase was primarily attributable to an increase of $27.0 million in advertising-related expenses to support our launch into new markets and new sub-categories, an increase of $14.9 million in fulfillment expenses to support our sales growth, an increase of $9.0 million in personnel-related expenses driven by additional headcount to support the overall growth in the business and new market expansion, an increase of $2.9 million in professional services related to third-party consulting fees and a $2.6 million increase in payment processing fees. The remainder of the overall increase, which amounted to $5.3 million, was attributable to other miscellaneous expenses.

General and Administrative

General and administrative expenses increased by $17.3 million, or 31.5%, for the three months ended June 30, 2023, compared to the three months ended June 30, 2022. Included in general and administrative expenses in the second quarter of 2023 is $16.6 million of costs related to the separation and distribution from JS Global.

Interest Expense, Net

	Three Months Ended June 30,
($ in thousands, except %)	2023	2022	$ Change	% Change
Interest expense, net	$(7,031)	$(6,078)	$(953)	15.7%
Percentage of net sales	(0.7)%	(0.8)%

Interest expense, net increased by $1.0 million, or 15.7%, for the three months ended June 30, 2023, compared to the three months ended June 30, 2022. This increase was primarily due to a $3.1 million increase in interest expense on our term loans, which was driven by increases in the London Interbank Offered Rate (“LIBOR”). This increase in interest expense was partially offset by an increase in interest income of $1.1 million driven by higher yields on our cash and cash equivalents and a $0.8 million decrease in interest expense on our revolving credit facility, driven by the repayment of outstanding borrowings in December 2022.

Other Expense, Net

	Three Months Ended June 30,
($ in thousands, except %)	2023	2022	$ Change	% Change
Other expense, net	$(32,670)	$(6,965)	$(25,705)	369.1%
Percentage of net sales	(3.5)%	(1.0)%

Other expense, net increased by $25.7 million, or 369.1%, for the three months ended June 30, 2023, compared to the three months ended June 30, 2022. The increase was primarily attributable to losses related to foreign currency, including losses on the change in fair value of foreign currency forward contracts.

Provision for Income Taxes

	Three Months Ended June 30,
($ in thousands, except %)	2023	2022	$ Change	% Change
Provision for income taxes	$3,995	$6,561	$(2,566)	(39.1)%
Percentage of income before income taxes	25.1%	28.5%

Provision for income taxes decreased by $2.6 million, or 39.1%, for the three months ended June 30, 2023, compared to the three months ended June 30, 2022. Our effective tax rate was 25.1% and 28.5% of our income before income taxes for the three months ended June 30, 2023 and 2022, respectively. Our effective tax rate is affected by tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions, as well as non-deductible expenses.

Comparison of the Six Months Ended June 30, 2023 and 2022

Net Sales

	Six Months Ended June 30,
($ in thousands, except %)	2023	2022	$ Change	% Change
Net sales	$1,805,594	$1,587,823	$217,771	13.7%

Our net sales increased by $217.8 million, or 13.7%, for the six months ended June 30, 2023, compared to the six months ended June 30, 2022. The increase in net sales resulted primarily from strong sales of recently launched products in the outdoor cooking and beauty categories.

Net sales in our product categories were as follows:

	Six Months Ended June 30,
($ in thousands, except %)	2023	2022	$ Change	% Change
Cleaning Appliances	$828,667	$848,187	$(19,520)	(2.3)%
Cooking and Beverage Appliances	599,732	436,131	163,601	37.5%
Food Preparation Appliances	261,224	266,166	(4,942)	(1.9)%
Other	115,971	37,339	78,632	210.6%
Total net sales	$1,805,594	$1,587,823	$217,771	13.7%

•	Cleaning Appliances net sales decreased by $19.5 million, or 2.3%, to $828.7 million in the six months ended June 30, 2023, compared to $848.2 million for the six months ended June 30, 2022. This decrease was a result of softness in the North America market, specifically in corded vacuums as consumers shifted towards cordless. This sales decline was partially offset by growth in the multi-floorcare sub-category driven by new product innovation.

•	Cooking and Beverage Appliances net sales increased by $163.6 million, or 37.5%, to $599.7 million in the six months ended June 30, 2023, compared to $436.1 million for the six months ended June 30, 2022. This increase was driven by growth in Europe, specifically in the United Kingdom, where we strengthened our leading market position, partially offset by modest declines in North America. Our global growth was further supported by the full six months of sales of our outdoor grill that launched in the second half of 2022, which continues to perform well across the US and European markets.

•	Food Preparation Appliances net sales decreased by $4.9 million, or 1.9%, to $261.2 million in the six months ended June 30, 2023, compared to $266.2 million for the six months ended June 30, 2022 driven by strong sales from our ice cream makers.

•	Other net sales increased by $78.6 million, or 210.6%, to $116.0 million in the six months ended June 30, 2023, compared to $37.3 million for the six months ended June 30, 2022. This increase was primarily a result of strong sales of our new product launch in the beauty category, the Shark FlexStyle, at the end of 2022.

Gross Profit and Gross Margin

	Six Months Ended June 30,
($ in thousands, except %)	2023	2022	$ Change	% Change
Gross profit	$797,464	$643,393	$154,071	23.9%
Gross margin	44.2%	40.5%

Our gross profit increased by $154.1 million, or 23.9%, for the six months ended June 30, 2023, compared to the six months ended June 30, 2022.

Our gross margin increased by 370 basis points for the six months ended June 30, 2023, compared to the six months ended June 30, 2022. The increase in gross margin was primarily attributable to cost tailwinds, including lower average inbound freight on major shipping lanes. We also drove strong sales through our higher margin DTC channel, specifically in the beauty category.

Operating Expenses

	Six Months Ended June 30,
($ in thousands, except %)	2023	2022	$ Change	% Change
Research and development	$119,739	$105,987	$13,752	13.0%
Percentage of net sales	6.6%	6.7%
Sales and marketing	$360,436	$272,182	$88,254	32.4%
Percentage of net sales	20.0%	17.1%
General and administrative	$139,027	$106,736	$32,291	30.3%
Percentage of net sales	7.7%	6.7%
Total operating expenses	$619,202	$484,905	$134,297	27.7%
Percentage of net sales	34.3%	30.5%

Research and Development

Research and development expenses increased by $13.8 million, or 13.0%, for the six months ended June 30, 2023, compared to the six months ended June 30, 2022. This increase was primarily attributable to an increase of $8.3 million in personnel-related expenses driven by increased headcount to support new product categories and new market expansion and an increase of $2.7 million in depreciation and amortization expenses. The remainder of the overall increase, which amounted to $2.8 million, was attributable to other miscellaneous expenses.

Sales and Marketing

Sales and marketing expenses increased by $88.3 million, or 32.4%, for the six months ended June 30, 2023, compared to the six months ended June 30, 2022. This increase was primarily attributable to an increase of $37.1 million in advertising-related expenses to support our launch into new markets and new sub-categories, an increase of $21.3 million in fulfillment expenses to support increased sales, an increase of $13.1 million in personnel-related expenses driven by increased headcount to support the overall growth in the business and new market expansion, an increase of $4.3 million in professional services related to third-party consulting fees and an increase of $3.2 million in depreciation and amortization expenses. The remainder of the overall increase, which amounted to $9.3 million, was attributable to other miscellaneous expenses.

General and Administrative

General and administrative expenses increased by $32.3 million, or 30.3%, for the six months ended June 30, 2023, compared to the six months ended June 30, 2022. Included in general and administrative expenses in 2023 is $35.1 million of costs related to the separation and distribution from JS Global.

Interest Expense, Net

	Six Months Ended June 30,
($ in thousands, except %)	2023	2022	$ Change	% Change
Interest expense, net	$(15,520)	$(10,082)	$(5,438)	53.9%
Percentage of net sales	(0.9)%	(0.6)%

Interest expense, net increased by $5.4 million, or 53.9%, for the six months ended June 30, 2023, compared to the six months ended June 30, 2022. This increase was primarily due to a $7.1 million increase in interest expense on our term loans, which was driven by increases in LIBOR. This increase in interest expense was partially offset by an increase in interest income of $2.3 million driven by higher yields on our cash and cash equivalents. The remainder of the overall increase, which amounted to $0.6 million, was attributable to other miscellaneous expenses.

Other Expense, Net

	Six Months Ended June 30,
($ in thousands, except %)	2023	2022	$ Change	% Change
Other expense, net	$(35,450)	$(10,874)	$(24,576)	226.0%
Percentage of net sales	(2.0)%	(0.7)%

Other expense, net increased by $24.6 million, or 226.0%, for the six months ended June 30, 2023, compared to the six months ended June 30, 2022. The increase was primarily attributable to losses related to foreign currency, including losses on the change in fair value of foreign currency forward contracts.

Provision for Income Taxes

	Six Months Ended June 30,
($ in thousands, except %)	2023	2022	$ Change	% Change
Provision for income taxes	$28,260	$32,126	$(3,866)	12.0%
Percentage of income before income taxes	22.2%	23.4%

Provision for income taxes decreased by $3.9 million, or 12.0%, for the six months ended June 30, 2023, compared to the six months ended June 30, 2022. Our effective tax rate was 22.2% and 23.4% of our income before income taxes for the six months ended June 30, 2023, compared to the six months ended June 30, 2022, respectively. Our effective tax rate is affected by tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions, as well as non-deductible expenses.

Non-GAAP Financial Measures

In addition to the measures presented in our condensed consolidated financial statements, we regularly review other financial measures, defined as non-GAAP financial measures by the SEC, to evaluate our business, measure our performance, identify trends, prepare financial forecasts and make strategic decisions.

The key non-GAAP financial measures we consider are Adjusted Net Sales, Adjusted Gross Profit, Adjusted Gross Margin, Adjusted Operating Income, Adjusted Net Income, Adjusted Net Income Per Share, EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin. These non-GAAP financial measures are used by both management and our Board, together with comparable GAAP information, in evaluating our current performance and planning our future business activities. These non-GAAP financial measures provide supplemental information regarding our operating performance on a non-GAAP basis that excludes certain gains, losses and charges of a non-cash nature or which occur relatively infrequently and/or which management considers to be unrelated to our core operations and excludes the financial results from our Asia Pacific Region and Greater China (“APAC”) distribution channels, both of which will be transferred to JS Global concurrently with the separation (the “Divestitures”), as well as the cost of sales from inventory markups that will be eliminated as a result of transitioning certain product procurement functions from a subsidiary of JS Global to SharkNinja concurrently with the separation (the “Product Procurement Adjustment”). Management believes that tracking and presenting these non-GAAP financial measures provides management and the investment community with valuable insight into our ongoing core operations, our ability to generate cash and the underlying business trends that are affecting our performance. We believe that these non-GAAP measures, when used in conjunction with our GAAP financial information, also allow investors to better evaluate our financial performance in comparison to other periods and to other companies in our industry and to better understand and interpret the results of the ongoing business following the separation and distribution. These non-GAAP financial measures should not be viewed as a substitute for our financial results calculated in accordance with GAAP and you are cautioned that other companies may define these non-GAAP financial measures differently.

We define Adjusted Net Sales as net sales as adjusted to exclude certain items that we do not consider indicative of our ongoing operating performance following the separation, including net sales from our Divestitures. We believe that Adjusted Net Sales is an appropriate measure of our performance because it eliminates the impact of our Divestitures that do not relate to the ongoing performance of our business.

The following table reconciles Adjusted Net Sales to the most comparable GAAP measure, net sales, for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands, except %)	2023	2022	2023	2022
Net sales	$950,312	$778,197	$1,805,594	$1,587,823
Divested subsidiary adjustment(1)	(44,700)	(21,790)	(64,349)	(41,870)
Adjusted Net Sales	$905,612	$756,407	$1,741,245	$1,545,953

(1)	Adjusted for net sales of $22.2 million and $14.1 million from SharkNinja Co., Ltd. (“SNJP”) for the three months ended June 30, 2023 and 2022, respectively; $22.5 million and $7.7 million from the APAC distribution channels for the three months ended June 30, 2023 and 2022, respectively; $37.2 million and $28.1 million from SNJP for the six months ended June 30, 2023 and 2022, respectively; and $27.2 million and $13.8 million from the APAC distribution channels for the six months ended June 30, 2023 and 2022, respectively, as if such Divestitures occurred on January 1, 2022.

We define Adjusted Gross Profit as gross profit as adjusted to exclude certain items that we do not consider indicative of our ongoing operating performance following the separation, including the net sales and cost of sales from our Divestitures and the cost of sales from the Product Procurement Adjustment. We define Adjusted Gross Margin as Adjusted Gross Profit divided by Adjusted Net Sales. We believe that Adjusted Gross Profit and Adjusted Gross Margin are appropriate measures of our operating performance because each eliminates the impact our Divestitures and certain other adjustments that do not relate to the ongoing performance of our business.

The following table reconciles Adjusted Gross Profit and Adjusted Gross Margin to the most comparable GAAP measure, gross profit and gross margin, respectively, for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands, except %)	2023	2022	2023	2022
Net sales	$950,312	$778,197	$1,805,594	$1,587,823
Cost of sales	(553,391)	(486,730)	(1,008,130)	(944,430)
Gross profit	396,921	291,467	797,464	643,393
Gross margin %	41.8%	37.5%	44.2%	40.5%
Divested subsidiary net sales adjustment(1)	(44,700)	(21,790)	(64,349)	(41,870)
Divested subsidiary cost of sales adjustment(2)	24,460	13,991	37,487	25,936
Product Procurement Adjustment(3)	16,923	17,471	29,794	32,890
Adjusted Gross Profit	$393,604	$301,139	$800,396	$660,349
Adjusted Net Sales	$905,612	$756,407	$1,741,245	$1,545,953
Adjusted Gross Margin	43.5%	39.8%	46.0%	42.7%

(1)	Adjusted for net sales of $22.2 million and $14.1 million from SNJP for the three months ended June 30, 2023 and 2022, respectively; $22.5 million and $7.7 million from the APAC distribution channels for the three months ended June 30, 2023 and 2022, respectively; $37.2 million and $28.1 million from SNJP for the six months ended June 30, 2023 and 2022, respectively; and $27.2 million and $13.8 million from the APAC distribution channels for the six months ended June 30, 2023 and 2022, respectively, as if such Divestitures occurred on January 1, 2022.

(2)	Adjusted for cost of sales of $10.4 million and $8.0 million from SNJP for the three months ended June 30, 2023 and 2022, respectively; $14.1 million and $6.0 million from the APAC distribution channels for the three months ended June 30, 2023 and 2022, respectively; $19.7 million and $15.3 million from SNJP for the six months ended June 30, 2023 and 2022, respectively; and $17.8 million and $10.6 million from the APAC distribution channels for the six months ended June 30, 2023 and 2022, respectively, as if such Divestitures occurred on January 1, 2022.

(3)	Represents cost of sales of $16.9 million and $17.5 million for the three months ended June 30, 2023 and 2022, respectively, and $29.8 million and $32.9 million for the six months ended June 30, 2023 and 2022, respectively, related to the Product Procurement Adjustment. As a result of the separation, we intend to purchase 100% of our inventory from one of our subsidiaries, SharkNinja (Hong Kong) Company Limited (“SNHK”), and will no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation will be completely eliminated in consolidation.

We define Adjusted Operating Income as operating income excluding (i) share-based compensation, (ii) certain litigation costs, (iii) amortization of certain acquired intangible assets, (iv) certain separation and distribution costs and (v) certain items that we do not consider indicative of our ongoing operating performance following the separation, including operating income from our Divestitures and cost of sales from our Product Procurement Adjustment.

The following table reconciles Adjusted Operating Income to the most comparable GAAP measure, operating income, for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2023	2022	2023	2022
Operating income	$55,632	$36,099	$178,262	$158,488
Share-based compensation(1)	2,317	1,876	3,165	4,446
Litigation costs(2)	461	3,844	635	4,005
Amortization of acquired intangible assets(3)	4,897	4,897	9,794	9,794
Separation and distribution related costs(4)	16,625	–	35,093	–
Product Procurement Adjustment(5)	16,923	17,471	29,794	32,890
Divested subsidiary operating income adjustment(6)	(8,190)	(546)	(8,743)	(3,143)
Adjusted Operating Income	$88,665	$63,641	$248,000	$206,480

(1)	Represents non-cash expense related to restricted stock unit awards issued from JS Global’s equity incentive plans.

(2)	Represents litigation costs incurred for iRobot Corporation’s (“iRobot”) patent infringement claims and false advertising claims against us.

(3)	Represents amortization of acquired intangible assets that we do not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. We exclude amortization charges for these acquisition-related intangible assets for purposes of calculated Adjusted Net Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are significantly impacted by the timing and valuation of JS Global’s acquisition of our business, as well as the inherent subjective nature of purchase price allocations.

(4)	Represents certain costs incurred related to the separation and distribution from JS Global.

(5)	Represents cost of sales of $16.9 million and $17.5 million for the three months ended June 30, 2023 and 2022, respectively, and $29.8 million and $32.9 million for the six months ended June 30, 2023 and 2022, respectively, related to the Product Procurement Adjustment. As a result of the separation, we intend to purchase 100% of our inventory from one of our subsidiaries, SNHK, and will no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation will be completely eliminated in consolidation.

(6)	Adjusted for operating income of $0.9 million and $(0.8) million from SNJP for the three months ended June 30, 2023 and 2022, respectively; $7.3 million and $1.3 million from the APAC distribution channels for the three months ended June 30, 2023 and 2022, respectively; $0.7 million from SNJP for the six months ended June 30, 2023 and 2022, respectively; and $8.0 million and $2.4 million from the APAC distribution channels for the six months ended June 30, 2023 and 2022, respectively, as if the Divestitures occurred on January 1, 2022.

We define Adjusted Net Income as net income excluding (i) share-based compensation, (ii) certain litigation costs, (iii) foreign currency gains and losses, (iv) amortization of certain acquired intangible assets, (v) certain separation and distribution costs, (vi) certain items that we do not consider indicative of our ongoing operating performance following the separation, including net income from our Divestitures and cost of sales from our Product Procurement Adjustment and (vii) the tax impact of the adjusted items.

Adjusted Net Income Per Share is defined as Adjusted Net Income divided by the diluted weighted average number of ordinary shares.

The following table reconciles Adjusted Net Income and Adjusted Net Income Per Share to the most comparable GAAP measures, net income and net income per share, diluted, respectively, for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands, except share and per share amounts)	2023	2022	2023	2022
Net income	$11,936	$16,495	$99,032	$105,406
Share-based compensation(1)	2,317	1,876	3,165	4,446
Litigation costs(2)	461	3,844	635	4,005
Foreign currency losses, net(3)	35,468	7,902	39,617	12,622
Amortization of acquired intangible assets(4)	4,897	4,897	9,794	9,794
Separation and distribution related costs(5)	16,625	–	35,093	–
Product Procurement Adjustment(6)	16,923	17,471	29,794	32,890
Tax impact of adjusting items(7)	(16,872)	(7,918)	(25,982)	(14,027)
Divested subsidiary net income adjustment(8)	(6,585)	1,865	(6,980)	576
Adjusted Net Income	$65,170	$46,432	$184,168	$155,712
Net income per share, diluted	$0.09	$0.12	$0.71	$0.76
Adjusted Net Income Per Share	$0.47	$0.33	$1.33	$1.12
Diluted weighted-average number of shares used in computing net income per share and Adjusted Net Income Per Share(9)	138,982,872	138,982,872	138,982,872	138,982,872

(1)	Represents non-cash expense related to restricted stock unit awards issued from JS Global’s equity incentive plans.

(2)	Represents litigation costs incurred for iRobot’s patent infringement claims and false advertising claims against us.

(3)	Represents foreign currency transaction gains and losses recognized from the remeasurement of transactions that were not denominated in the local functional currency, including gains and losses related to foreign currency derivatives not designated as hedging instruments. The total net (loss) gain recognized on our derivative instruments related to forward contracts outstanding not designated as hedging instruments included in the total of foreign currency losses, net, was $(27.5) million and $2.1 million for the three months ended June 30, 2023 and 2022, respectively, and $(25.7) million and $2.1 million for the six months ended June 30, 2023 and 2022, respectively.

(4)	Represents amortization of acquired intangible assets that we do not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. We exclude amortization charges for these acquisition-related intangible assets for purposes of calculated Adjusted Net Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are significantly impacted by the timing and valuation of JS Global’s acquisition of our business, as well as the inherent subjective nature of purchase price allocations.

(5)	Represents certain costs incurred related to the separation and distribution from JS Global.

(6)	Represents cost of sales of $16.9 million and $17.5 million for the three months ended June 30, 2023 and 2022, respectively, and $29.8 million and $32.9 million for the six months ended June 30, 2023 and 2022, respectively, related to the Product Procurement Adjustment. As a result of the separation, we intend to purchase 100% of our inventory from one of our subsidiaries, SNHK, and will no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation will be completely eliminated in consolidation.

(7)	Represents the income tax effects of the adjustments included in the reconciliation of net income to Adjusted Net Income determined using the tax rate of 22.0%, which approximates our effective tax rate, excluding the divested subsidiary net income adjustment described in footnote (8).

(8)	Adjusted for net income (loss) of $0.8 million and $(2.9) million from SNJP for the three months ended June 30, 2023 and 2022, respectively; $5.7 million and $1.0 million from the APAC distribution channels for the three months ended June 30, 2023 and 2022, respectively; $0.7 million and $(2.5) million from SNJP for the six months ended June 30, 2023 and 2022, respectively; and $6.3 million and $1.9 million from the APAC distribution channels for the six months ended June 30, 2023 and 2022, respectively, as if the Divestitures occurred on January 1, 2022.

(9)	In calculating net income per share and Adjusted Net Income Per Share, we used the number of shares transferred in the separation and distribution for the denominator.

We define EBITDA as net income excluding: (i) interest expense, net, (ii) provision for income taxes and (iii) depreciation and amortization. We define Adjusted EBITDA as EBITDA excluding (i) share-based compensation cost, (ii) certain litigation costs, (iii) foreign currency gains and losses, net, (iv) certain separation and distribution costs and (v) certain items that we do not consider indicative of our ongoing operating performance following the separation, including net income from our Divestitures and cost of sales from our Product Procurement Adjustment. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by Adjusted Net Sales. We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are appropriate measures because they facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our results according to GAAP, we believe provide a more complete understanding of the factors and trends affecting our business than GAAP measures alone.

The following table reconciles EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin to the most comparable GAAP measure, net income, for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands, except %)	2023	2022	2023	2022
Net income	$11,936	$16,495	$99,032	$105,406
Interest expense, net	7,031	6,078	15,520	10,082
Provision for income taxes	3,995	6,561	28,260	32,126
Depreciation and amortization	29,038	19,961	51,792	40,165
EBITDA	$52,000	$49,095	$194,604	$187,779
Share-Based compensation(1)	2,317	1,876	3,165	4,446
Litigation costs(2)	461	3,844	635	4,005
Foreign currency losses, net(3)	35,468	7,902	39,617	12,622
Separation and distribution related costs(4)	16,625	–	35,093	–
Product Procurement Adjustment(5)	16,923	17,471	29,794	32,890
Divested subsidiary Adjusted EBITDA adjustment(6)	(10,187)	978	(11,285)	(1,341)
Adjusted EBITDA	$113,607	$81,166	$291,623	$240,401
Adjusted Net Sales	$905,612	$756,407	$1,741,245	$1,545,953
Adjusted EBITDA Margin	12.5%	10.7%	16.7%	15.6%

(1)	Represents non-cash expense related to restricted stock unit awards issued from JS Global’s equity incentive plans.

(2)	Represents litigation costs incurred for iRobot’s patent infringement claims and false advertising claims against us.

(3)	Represents foreign currency transaction gains and losses recognized from the remeasurement of transactions that were not denominated in the local functional currency, including gains and losses related to foreign currency derivatives not designated as hedging instruments. The total net (loss) gain recognized on our derivative instruments related to forward contracts outstanding not designated as hedging instruments included in the total of foreign currency losses, net, was $(27.5) million and $2.1 million for the three months ended June 30, 2023 and 2022, respectively, and $(25.7) million and $2.1 million for the six months ended June 30, 2023 and 2022, respectively.

(4)	Represents certain costs incurred related to the separation and distribution from JS Global.

(5)	Represents cost of sales of $16.9 million and $17.5 million for the three months ended June 30, 2023 and 2022, respectively, and $29.8 million and $32.9 million for the six months ended June 30, 2023 and 2022, respectively, related to the Product Procurement Adjustment. As a result of the separation, we intend to purchase 100% of our inventory from one of our subsidiaries, SNHK, and will no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation will be completely eliminated in consolidation.

(6)	Adjusted for Adjusted EBITDA of $2.9 million and $(2.3) million from SNJP for the three months ended June 30, 2023 and 2022, respectively; and $7.3 million and $1.3 million from the APAC distribution channels for the three months ended June 30, 2023 and 2022, respectively; $3.2 million and $(1.1) million from SNJP for the six months ended June 30, 2023 and 2022, respectively; and $8.0 million and $2.4 million from the APAC distribution channels for the six months ended June 30, 2023 and 2022, respectively, as if the Divestitures occurred on January 1, 2022. The divested subsidiary Adjusted EBITDA adjustment represents net (loss) income from our Divestitures excluding interest expense, income tax expense, depreciation and amortization expense and foreign currency gains and losses recorded at the subsidiary level.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Our principal uses of cash in recent periods have been investing in international expansion, new product development, capital expenditures, repayment of debt and business acquisitions. As of June 30, 2023, our principal sources of liquidity were cash and cash equivalents of $256.4 million. Our cash and cash equivalents consist primarily of cash on deposits with banks.

We believe that our existing cash and cash equivalents together with cash provided by operations will be sufficient to meet our needs for at least the next 12 months. We plan to use our current cash on hand, cash generated by operations and additional financing raised through our credit facility to support our core business operations and strategic plan to accelerate our go-to-market strategy, invest in new product development and enhance our global distribution. We may be required to seek additional equity or debt financing to fund our activities. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, the results of operations and financial conditions of the business would be materially and adversely affected.

Indebtedness

In March 2020, we, along with JS Global, entered into a term loan and revolving credit agreement (“2020 Facilities Agreement”) with Bank of China Limited, Macau Branch, as administrative agent, and certain banks and financial institutions party thereto as lenders and issuing banks. The 2020 Facilities Agreement provided for a $500.0 million term loan facility (“2020 Term Loans”) and $200.0 million revolving credit facility (“2020 Revolving Facility”).

We were required to meet certain financial covenants customary with this type of agreement, including, but not limited to, maintaining a maximum ratio of indebtedness and a minimum specified interest coverage ratio. As of June 30, 2023, we had $400.0 million of debt outstanding under the 2020 Term Loans and were in compliance with the covenants under the 2020 Facilities Agreement. The 2020 Term Loans and the 2020 Revolving Facility mature five years from the initial utilization date of March 20, 2020, and both facilities bear interest at a rate of LIBOR plus 1.80%.

No amounts were outstanding under the 2020 Revolving Facility as of June 30, 2023 and December 31, 2022, and therefore the available balance was $200.0 million at each respective date.

In July 2023, we entered into a credit agreement (“2023 Credit Agreement”) with Bank of America, N.A., as administrative agent, and certain banks and financial institutions party thereto as lenders and issuing banks. The 2023 Credit Agreement provides for an $810.0 million term loan facility (the “2023 Term Loans”) and a $500.0 million revolving credit facility (“2023 Revolving Facility”). The 2023 Term Loans and 2023 Revolving Facility mature in July 2028, and both facilities bear interest at the Secured Overnight Financing Rate (“SOFR”) plus 1.875%. We have the ability to increase the total commitments related to the 2023 Revolving Facility as long as certain financial covenants are met, which are on-going and reported on a quarterly basis. The 2023 Credit Agreement replaced our 2020 Facilities Agreement in its entirety and we used the net proceeds of $802.9 million from the 2023 Term Loans to repay the remaining principal balance of $400.0 million and accrued interest of $9.2 million related to the 2020 Term Loans. As of July 2023, we do not have any LIBOR-based debt after completing the refinancing described above.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Six Months Ended June 30,
($ in thousands)	2023	2022
Net cash provided by (used in) operating activities	$200,385	$(14,074)
Net cash used in investing activities	(47,816)	(38,665)
Net cash used in financing activities	(97,784)	(32,024)

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2023 of $200.4 million was primarily related to our net income of $99.0 million, adjusted for non-cash charges of $57.1 million and net cash inflows of $44.3 million from changes in our operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization of $51.8 million, non-cash lease expenses of $6.4 million, share-based compensation of $3.2 million, provision for credit losses of $1.2 million and amortization of debt discount of $0.4 million, offset by deferred income tax of $5.9 million. The main drivers of the net cash inflows derived from the changes in operating assets and liabilities were related to an increase in accrued expenses and other liabilities of $71.1 million, a decrease in prepaid expenses and other assets of $78.6 million, an increase in accounts payable of $33.6 million and a decrease in inventories of $16.0 million, partially offset by an increase in accounts receivable of $143.5 million, a decrease in operating lease liabilities of $10.1 million and a decrease in tax payable of $1.3 million.

Net cash used in operating activities for the six months ended June 30, 2022, of $14.1 million was primarily related to net cash outflows of $166.3 million from changes in our operating assets and liabilities, partially offset by our net income of $105.4 million, adjusted for non-cash charges of $46.8 million. Non-cash charges primarily consisted of depreciation and amortization of $40.2 million, non-cash lease expenses of $8.5 million, share-based compensation of $4.4 million, provision for credit losses of $0.9 million, loss on equity investments of $0.4 million and amortization of debt discount of $0.4 million, offset by deferred income tax of $8.0 million. The main drivers of the net cash outflows derived from the changes in operating assets and liabilities were related to a decrease in accrued expenses and other liabilities of $135.2 million, a decrease in accounts payable of $80.9 million, an increase in inventories of $113.4 million, an increase in prepaid expenses and other assets of $85.3 million and a decrease in operating lease liabilities of $7.7 million, and a decrease in tax payable of $4.9 million, partially offset by a decrease in accounts receivable of $261.1 million.

Investing Activities

Investing activities consist primarily of purchases of property and equipment and intangible assets and payments related to business acquisitions.

Cash used in investing activities for the six months ended June 30, 2023 of $47.8 million consisted of purchases of property and equipment of $46.3 million, purchases of intangible assets for $1.1 million, capitalized software development costs of $0.1 million and other investing activities, net for $0.3 million.

Cash used in investing activities for the six months ended June 30, 2022 of $38.7 million consisted of purchases of property and equipment of $32.7 million, purchases of intangible assets for $2.8 million, capitalized software development costs of $2.5 million, equity investments of $0.4 million and other investing activities, net for $0.3 million.

Financing Activities

Financing activities consist primarily of proceeds we receive from the issuance of debt and debt repayments, as well as contributions and distributions to and from JS Global prior to the separation and distribution.

Cash used in financing activities for the six months ended June 30, 2023 of $97.8 million consisted of repayment of debt of $37.5 million and distributions paid to JS Global of $60.3 million.

Cash used in financing activities for the six months ended June 30, 2022 of $32.0 million consisted of repayment of debt of $130.0 million, distributions paid to JS Global of $45.4 million, note payable to JS Global of $41.3 million, and a recharge from JS Global for share-based compensation of $15.3 million, which was offset by proceeds from the issuance of debt of $200.0 million.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is principally the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

Our exposure to interest rate risk relates to the interest income generated by cash, cash equivalents and interest expense on our debt. Our interest rate sensitivity is affected by changes in the general level of U.S. interest rates, particularly because our cash equivalents are in the form of checking accounts, government money market funds and money market deposit accounts in the United States. Interest income is sensitive to changes in the general level of interest rates. However, due to the short-term maturities of our cash equivalents and restricted cash, we believe a hypothetical 100 basis point increase or decrease in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

During the six months ended June 30, 2023 and 2022, average debt borrowings, excluding the impact of deferred financing costs, totaled $431.3 million and $481.3 million, respectively, with interest rates tied to LIBOR. A hypothetical 100 basis point fluctuation to interest rates would have increased or decreased interest expense by $4.3 million and $4.8 million for the six months ended June 30, 2023 and 2022, respectively.

Foreign Currency Exchange Risk

Our international net sales, cost of sales and expenses are denominated in multiple currencies, including British Pounds, Canadian Dollars, Chinese Renminbi, and Euros. As such, we have exposure to adverse changes in exchange rates associated with the net sales and operating expenses of our foreign operations. Any fluctuations in other currencies will have minimal direct impact on our international net sales.

The functional currency of our non-U.S. subsidiaries is generally the respective local currency, although there are some subsidiaries whose functional currency is not their respective local currency. Asset and liability balances denominated in non-U.S. Dollar currencies are translated into U.S. Dollars using period-end exchange rates, while translation of net sales and expenses is based on average monthly rates. Translation adjustments are recorded as a component of accumulated other comprehensive income and transaction gains and losses are recorded in other income (expense), net in our condensed consolidated statements of income.

Our primary foreign currency exchange risk relates to the purchase of inventory from manufacturers located in China. Although our inventory purchases are denominated in U.S. Dollars, as the foreign exchange rate between the Chinese Yuan (“CNY”) and the U.S. Dollars fluctuates, the amount paid to suppliers for our inventory will generally fluctuate accordingly based on our contractual terms. Our subsidiaries in Europe conduct business in their local currencies but are exposed to fluctuations between their functional currency and the U.S. Dollar, in particular due to their inventory purchases being denominated in U.S. Dollars. We regularly monitor the forecast of non-U.S. Dollar expense and the level of non-U.S. Dollar monetary asset and liability balances to determine if any actions, including possibly entering into foreign currency contracts, should be taken to minimize the impact of fluctuating exchange rates on our results of operations.

We currently utilize foreign currency forward contracts, with financial institutions to protect against a portion of foreign exchange risks, mainly the exposure to changes in the exchange rate of the CNY and GBP against the U.S. Dollar that are associated with future cash flows denominated in CNY and GBP. These contracts do not subject us to material balance sheet risk due to exchange rate movements because gains and losses on these derivatives are intended to offset gains and losses on the hedged CNY and GBP denominated cash flows. The fair value of outstanding derivative instruments and associated disclosure are presented within “Note 2—Significant Accounting Policies” and “Note 4—Fair Value Measurements” to our consolidated financial statements included in our Form 6-K. We may in the future enter into other derivative financial instruments if it is determined that such hedging activities are appropriate to further reduce our foreign currency exchange risk.

The estimated translation impact to our condensed consolidated financial statements of a hypothetical 10% change in foreign currency exchange rates would amount to $2.3 million, $0.2 million, $5.9 million and $0.6 million for the three months ended June 2023 and 2022 and six months ended June 30, 2023 and 2022, respectively. During the three months ended June 2023 and 2022, and six months ended June 30, 2023 and 2022, approximately 27.2%, 18.6%, 27.4% and 18.2%, respectively, of our net sales and approximately 30.7%, 31.3%, 29.5% and 30.8%, respectively, of our expenses were denominated in non-U.S. Dollar currencies.

Critical Accounting Policies and Estimates

There have been no material changes to our critical policies and accounting estimates as compared to those disclosed in the Form F-1 filed on July 28, 2023.